

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **Immersion Corporation**
> **Soliciting Materials on Schedule 14A filed on January 31, 2011 by**
> **Ramius Value and Opportunity Master Fund Ltd., Cowen Overseas**
> **Investment LP., Ramius Navigation Master Fund Ltd., Ramius Enterprise**
> **Master Fund Ltd., Ramius Advisors, LLC, Ramius Value and Opportunity**
> **Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC**
> **C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon,**
> **Thomas W. Strauss, David W. Barron, Peter A. Feld, and Kenneth H. Traub**
> **File No. 000-27969**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to specifically identify the participants whom you intend to nominate for election at the company's 2011 annual meeting of shareholders. Please see Rule 14a-12(a)(1)(i).

2. In future filings, please re-characterize certain statements as your opinion or belief and also provide support for the statements you make. We note, for example, the statement, "Ramius has nominated <u>highly qualified</u> individuals for election at Immersion's 2011 annual meeting of shareholders."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 or, in his absence, the undersigned at (202) 551-3457 with any questions or concerns. If you require further assistance, please contact Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions, at (202) 551-3757.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel